SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

Blueknight Energy Partners, L.P.
(Name of Issuer)
Series A Preferred Units representing limited partner interests
(Title of Class of Securities)
09625U208
(CUSIP Number)
October 25, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09625U208	13G

1	NAME OF REPORTING PERSONS CB-Blueknight, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,156,484
	6	SHARED VOTING POWER 9,156,484*
	7	SOLE DISPOSITIVE POWER 9,156,484
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,312,968*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 60.7% **
12	TYPE OF REPORTING PERSON* OO

*
Pursuant to the Purchase, Sale and Co-Investment Agreement (the “Co-Investment Agreement”) dated October 21, 2010 between Blueknight Energy Holding, Inc. (“BEHI”) and CB-Blueknight, LLC, a Delaware limited liability company (“Charlesbank”), and the Second Amended and Restated Limited Liability Company Agreement of Blueknight GP Holding, LLC (“GP Holding”) dated November 5, 2012 (the “GP Holding LLC Agreement”), BEHI and Charlesbank agreed to act together in certain circumstances in connection with the voting or disposition of their securities of the Issuer (as defined below). The Co-Investment Agreement may be terminated at any time by the mutual written consent of BEHI and Charlesbank.  The parties’ agreement to act together under the GP Holding LLC Agreement will terminate on the date that either party ceases to be a member of GP Holding. As a result, BEHI and Charlesbank may be deemed to be members of a group (the “Group”) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”) and Charlesbank may be deemed to beneficially own the 9,156,484 Series A Preferred Units beneficially owned by BEHI. Charlesbank disclaims beneficial ownership of the securities held by BEHI, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities held by BEHI for purposes of Section 13(d) or 13(g) of the Act, or any other purpose.

**
Based on a total of 30,147,624 Series A Preferred Units issued and outstanding as of July 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (the “2016 Q3 Form 10-Q”).

CUSIP No. 09625U208	13G

1	NAME OF REPORTING PERSONS Charlesbank Equity Fund VII, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,156,484*
	6	SHARED VOTING POWER 9,156,484**
	7	SOLE DISPOSITIVE POWER 9,156,484
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,312,968**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 60.7% ***
12	TYPE OF REPORTING PERSON* PN

*
Charlesbank is managed by Charlesbank Equity Fund VII, Limited Partnership (“Fund VII”). As such, Fund VII may be deemed to share voting and dispositive power over the reported securities of Charlesbank; thus, Fund VII may also be deemed to be the beneficial owner of the reported securities of Charlesbank. Fund VII disclaims beneficial ownership of the reported securities of Charlesbank in excess of its pecuniary interest in the securities.

**
Pursuant to the Co-Investment Agreement and the GP Holding LLC Agreement, BEHI and Charlesbank agreed to act together in certain circumstances in connection with the voting or disposition of voting their securities of the Issuer. The Co-Investment Agreement may be terminated at any time by the mutual written consent of BEHI and Charlesbank.  The parties’ agreement to act together under the GP Holding LLC Agreement will terminate on the date that either party ceases to be a member of GP Holding. As a result, BEHI and Charlesbank may be deemed to be members of a group for the purposes of Section 13(d)(3) of the Act and Charlesbank may be deemed to beneficially own the 9,156,484 Series A Preferred Units beneficially owned by BEHI. Fund VII disclaims beneficial ownership of the securities held by BEHI, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities held by BEHI for purposes of Section 13(d) or 13(g) of the Act, or any other purpose.

***	Based on a total of 30,147,624 Series A Preferred Units issued and outstanding as of July 28, 2016, as reported in the 2016 Q3 Form 10-Q.

CUSIP No. 09625U208	13G

1	NAME OF REPORTING PERSONS Charlesbank Equity Fund VII GP, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,156,484*
	6	SHARED VOTING POWER 9,156,484**
	7	SOLE DISPOSITIVE POWER 9,156,484
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,312,968**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 60.7% ***
12	TYPE OF REPORTING PERSON* PN

*
Charlesbank is managed by Fund VII. Charlesbank Equity Fund VII GP, Limited Partnership (“Fund VII GP”) is the general partner of Fund VII. As such, Fund VII GP may be deemed to share voting and dispositive power over the reported securities of Charlesbank; thus, Fund VII GP may also be deemed to be the beneficial owner of the reported securities of Charlesbank. Fund VII GP disclaims beneficial ownership of the reported securities of Charlesbank in excess of its pecuniary interest in the securities.

**
Pursuant to the Co-Investment Agreement and the GP Holding LLC Agreement, BEHI and Charlesbank agreed to act together in certain circumstances in connection with the voting or disposition of voting their securities of the Issuer. The Co-Investment Agreement may be terminated at any time by the mutual written consent of BEHI and Charlesbank.  The parties’ agreement to act together under the GP Holding LLC Agreement will terminate on the date that either party ceases to be a member of GP Holding. As a result, BEHI and Charlesbank may be deemed to be members of a group for the purposes of Section 13(d)(3) of the Act and Charlesbank may be deemed to beneficially own the 9,156,484 Series A Preferred Units beneficially owned by BEHI. Fund VII GP disclaims beneficial ownership of the securities held by BEHI, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities held by BEHI for purposes of Section 13(d) or 13(g) of the Act, or any other purpose.

***	Based on a total of 30,147,624 Series A Preferred Units issued and outstanding as of July 28, 2016, as reported in the 2016 Q3 Form 10-Q.

CUSIP No. 09625U208	13G

1	NAME OF REPORTING PERSONS Charlesbank Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,156,484*
	6	SHARED VOTING POWER 9,156,484**
	7	SOLE DISPOSITIVE POWER 9,156,484
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,312,968**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 60.7% ***
12	TYPE OF REPORTING PERSON* PN

*
Charlesbank is managed by Fund VII. Charlesbank Capital Partners, LLC (“Charlesbank Capital”) is the general partner of Fund VII GP, which is the general partner of Fund VII. As such, Charlesbank Capital may be deemed to share voting and dispositive power over the reported securities of Charlesbank; thus, Charlesbank Capital may also be deemed to be the beneficial owner of the reported securities of Charlesbank. Charlesbank Capital disclaims beneficial ownership of the reported securities of Charlesbank in excess of its pecuniary interest in the securities.

**
Pursuant to the Co-Investment Agreement and the GP Holding LLC Agreement, BEHI and Charlesbank agreed to act together in certain circumstances in connection with the voting or disposition of voting their securities of the Issuer. The Co-Investment Agreement may be terminated at any time by the mutual written consent of BEHI and Charlesbank.  The parties’ agreement to act together under the GP Holding LLC Agreement will terminate on the date that either party ceases to be a member of GP Holding. As a result, BEHI and Charlesbank may be deemed to be members of a group for the purposes of Section 13(d)(3) of the Act and Charlesbank may be deemed to beneficially own the 9,156,484 Series A Preferred Units beneficially owned by BEHI. Charlesbank Capital disclaims beneficial ownership of the securities held by BEHI, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities held by BEHI for purposes of Section 13(d) or 13(g) of the Act, or any other purpose.

***	Based on a total of 30,147,624 Series A Preferred Units issued and outstanding as of July 28, 2016, as reported in the 2016 Q3 Form 10-Q.

SCHEDULE 13G
This Schedule 13G (this “Schedule 13G”) is being filed on behalf of CB-Blueknight, LLC, a Delaware limited liability company (“Charlesbank”), Charlesbank Equity Fund VII, Limited Partnership, a Massachusetts limited partnership (“Fund VII”); Charlesbank Equity Fund VII GP, Limited Partnership, a Massachusetts limited partnership (“Fund VII GP”); and Charlesbank Capital Partners, LLC, a Massachusetts limited liability company (“Charlesbank Capital” and, together with Fund VII GP, Fund VII and Charlesbank, the “Reporting Persons”), relating to Series A preferred units representing limited partner interests (“Series A Preferred Units”) of Blueknight Energy Partners, L.P., a Delaware limited partnership (the “Issuer”).
As previously disclosed in the Issuer’s Current Report on Form 8-K dated October 25, 2010 and Form 10-K for the fiscal year ended December 31, 2010, on October 25, 2010 the Issuer and Blueknight Energy Partners G.P., L.L.C., the sole general partner of the Issuer, entered into a Global Transaction Agreement with Charlesbank and Blueknight Energy Holding, Inc. (“BEHI”), pursuant to which, among other things, the Issuer issued 10,769,231 unregistered Series A Preferred Units in a private placement to each of BEHI and Charlesbank. On September 27, 2011, the Issuer filed a Form 8-A with the Securities and Exchange Commission to register the Series A Preferred Units under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Act”). As previously disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, on November 9, 2011 the Issuer repurchased 1,612,747 Series A Preferred Units from each of BEHI and Charlesbank, after which each of BEHI and Charlesbank owned 9,156,484 Series A Preferred Units.

Item 1(a)	Name of Issuer.

Blueknight Energy Partners, L.P.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

201 NW 10th, Suite 200 Oklahoma City, Oklahoma 73103

Item 2(a)	Name of Person Filing.

This Schedule 13G is being filed jointly by CB-Blueknight, LLC, Charlesbank Equity Fund VII, Limited Partnership, Charlesbank Equity Fund VII GP, Limited Partnership, and Charlesbank Capital Partners, LLC pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Charlesbank is managed by Fund VII. Charlesbank Capital is the general partner of Fund VII GP, which is the general partner of Fund VII. As such, each of Charlesbank Capital, Fund VII GP and Fund VII may be deemed to share voting and dispositive power over the reported securities of Charlesbank; thus, each of Charlesbank Capital, Fund VII GP and Fund VII may also be deemed to be the beneficial owner of the reported securities of Charlesbank. Charlesbank Capital serves as the investment advisor to Fund VII and to certain other affiliated funds that have a pecuniary interest in the securities of the Issuer owned by Charlesbank but do not control Charlesbank. Each of Charlesbank Capital, Fund VII GP and Fund VII disclaims beneficial ownership of the reported securities of Charlesbank in excess of its pecuniary interest in the securities. The investment committee of Charlesbank Capital has voting and investment power over the Series A Preferred Units held by Charlesbank.  The investment committee of Charlesbank Capital consists of Samuel P. Bartlett, Joshua N. Beer, Jon M. Biotti, J. Ryan Carroll, Michael W. Choe, Kim G. Davis, Michael R. Eisenson, Andrew S. Janower, Joshua A. Klevens, Tim R. Palmer, Jason W. Pike and Brandon C. White. Each of Messrs. Bartlett, Beer, Biotti, Carroll, Choe, Davis, Eisenson, Janower, Klevens, Palmer, Pike and White disclaim beneficial ownership of the securities beneficially owned by Charlesbank, except to the extent of any pecuniary interest therein.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

The address of principal business office for each Reporting Person is: 200 Clarendon Street, Floor 54,
Boston, MA 02116

Item 2(c)	Citizenship or Place of Organization.

Charlesbank is a limited liability company organized under the laws of the State of Delaware.
Charlesbank Capital is a limited liability company organized under the laws of the State of Massachusetts.
Fund VII GP is a limited partnership organized under the laws of the State of Massachusetts.
Fund VII is a limited partnership organized under the laws of the State of Massachusetts.

Item 2(d)	Title of Class of Securities.

Series A preferred units representing limited partner interests

Item 2(e)	CUSIP Number.

09625U208

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a) – (c)	The information contained in the cover pages hereto is hereby incorporated by reference into this Item 4.

Item 5	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

Exhibits
Exhibit A	Joint Filing Agreement dated September 27, 2016 by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 27, 2016

CB-BLUEKNIGHT, LLC

/s/ Jon M. Biotti
Name:	Jon M. Biotti
Title:	Managing Director

CHARLESBANK EQUITY FUND VII, LIMITED PARTNERSHIP By: Charlesbank Equity Fund VII GP, Limited Partnership, its general partner By: Charlesbank Capital Partners, LLC, its general partner

/s/ Jon M. Biotti
Name:	Jon M. Biotti
Title:	Managing Director

CHARLESBANK EQUITY FUND VII GP, LIMITED PARTNERSHIP
By: Charlesbank Capital Partners, LLC, its general partner
/s/ Jon M. Biotti
Name:	Jon M. Biotti
Title:	Managing Director

CHARLESBANK CAPITAL PARTNERS, LLC

/s/ Jon M. Biotti
Name:	Jon M. Biotti
Title:	Managing Director

Exhibit A
JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Statement on Schedule 13G filed on or about this date and any further amendments thereto with respect to the beneficial ownership by the undersigned of the Series A preferred units representing limited partner interests of Blueknight Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), and such other securities of the Issuer that the undersigned may acquire or dispose of from time to time. This agreement is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.
The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13G and any further amendments thereto, and for completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned further agree that this agreement shall be included as an Exhibit to such joint filing.
This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signatures on following page]

IN WITNESS WHEREOF, the undersigned have executed this agreement as of September 27, 2016.

CB-BLUEKNIGHT, LLC

/s/ Jon M. Biotti
Name:	Jon M. Biotti
Title:	Managing Director

CHARLESBANK EQUITY FUND VII, LIMITED PARTNERSHIP By: Charlesbank Equity Fund VII GP, Limited Partnership, its general partner By: Charlesbank Capital Partners, LLC, its general partner

/s/ Jon M. Biotti
Name:	Jon M. Biotti
Title:	Managing Director

CHARLESBANK EQUITY FUND VII GP, LIMITED PARTNERSHIP
By: Charlesbank Capital Partners, LLC, its general partner
/s/ Jon M. Biotti
Name:	Jon M. Biotti
Title:	Managing Director

CHARLESBANK CAPITAL PARTNERS, LLC

/s/ Jon M. Biotti
Name:	Jon M. Biotti
Title:	Managing Director